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David A. Rines Senior Counsel	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-5100, Fax: 859 815-3823

February 13, 2012

Ms. Nudrat Salik
Staff Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       Ashland Inc. Form 10-K for the Year Ended September 30, 2011
Filed November 23, 2011
File No. 1-32532

Dear Ms. Salik:

We acknowledge receipt of the Staff’s letter to Ashland Inc., dated January 31, 2012, regarding the above-referenced filing.  Pursuant to your telephone conversation with Michael Meade, Ashland’s Assistant Controller, on February 9, 2012, this letter is to confirm Ashland’s request for an extension to respond to the Staff’s letter and the Staff’s grant of such an extension to February 24, 2012.

If you have any questions or comments regarding this matter, please contact me or Mr. Meade at (859) 815-5100 and (859) 815-3402, respectively.  Thank you for your consideration.

Sincerely,

/s/ David A. Rines
David A. Rines
Senior Counsel

cc:	Rufus Decker, Accounting Branch Chief
Michael Meade, Assistant Controller